Exhibit 99.2

Navigator Gas Announces Shareholder Meeting to Approve Change of Domicile to England and Wales

LONDON, October 16, 2026 — Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS) announced today that, on October 8, 2026, it entered into an Agreement and Plan of Merger (the “Merger Agreement”) with its wholly owned English subsidiary, Navigator Gas plc (the “New Parent”), and Navigator Gas Merger Co Inc., a wholly owned subsidiary of the New Parent (the “Merger Sub”).

Under the Merger Agreement, the Company will merge into the Merger Sub (the “Merger”), with Merger Sub continuing to exist as a wholly owned subsidiary of the New Parent, and each share of common stock of the Company (“Common Shares”) will be converted into one ordinary share of New Parent. As a result, the New Parent will become the publicly traded parent company of the Navigator group of companies and intends to list its ordinary shares on the NYSE under the existing “NVGS” ticker symbol.

The Merger Agreement was entered into in connection with the previously announced intention of the Company to change its corporate domicile from the Marshall Islands to England and Wales.

The change of corporate domicile is expected to bring Navigator’s corporate structure closer in line with its operating structure, with its executive office, senior management and many of its employees in the United Kingdom, along with lenders and insurers. The move is expected to give the Company the benefit of a well-developed legal and governance framework, a competitive and stable tax regime with an extensive double tax treaty network, as well as a mature and predictable tonnage tax regime for maritime businesses such as ours.

The closing of the Merger is subject to the conditions set forth in the Merger Agreement, including the approval of the Merger by the affirmative vote of holders of at least a majority of the issued and outstanding Common Shares entitled to vote thereon. The Company does not expect the Merger to have a material impact on its employees, its day-to-day business and operations, or to services to its customers.

Mads Peter Zacho, Chief Executive Officer, said:

“The redomiciliation aligns the Company’s legal structure closely with where the business is managed and operated, as well as where many of our investors, lenders and insurers are based. It further supports our commitment to strong corporate governance and transparency, and provides a robust platform for future growth, investments, and strategic opportunities.”

The shareholders’ meeting to approve the Merger will be held at the offices of Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York 10112, U.S.A., at 9:00 a.m., U.S. Eastern Time, on November 16, 2026. A definitive proxy statement for the shareholders’ meeting was furnished to the U.S. Securities and Exchange Commission (the “SEC”) earlier today and is expected to be mailed on or about October 16, 2026, to all shareholders of Navigator Gas as of October 16, 2026, the record date for the shareholders’ meeting.

Notice of the shareholders’ meeting and the proxy statement are available on the Company’s website.

About Navigator Gas

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 48 semi- or fully-refrigerated liquefied gas carriers, 18 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ Common Shares trade on the New York Stock Exchange under the symbol “NVGS”.

For media enquiries or further information, please contact:

Media Contact

Alexander Walster

Email: communications@navigatorgas.com

Verde, 10 Bressenden Place, London, SW1E 5DH, UK

Tel: +44 (0)7857 796 052, +44 (0)20 7340 4850

Navigator Gas Investor Relations

Email: investorrelations@navigatorgas.com, randy.giveans@navigatorgas.com

1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002

Tel: +1 713 373 6197, +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward-Looking Statements

This press release contains certain “forward-looking” statements (as defined by the SEC) concerning plans and objectives of management with respect to the Merger, future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include: (i) the risk that the Company might fail to realise the expected benefits of the Merger; (ii) the risk that the Merger could not be completed or not be completed in a timely manner; and (iii) the additional risks set forth in the periodic reports the Company files with the SEC.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our Common Shares.

Additional Information About the Transaction

In connection with the Merger, New Parent has filed a definitive proxy statement as part of a Form 6-K. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND ANY OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE COMPANY. Investors and security holders will be able to obtain, without charge, a copy of the definitive proxy statement and other relevant documents filed with the SEC from the SEC’s website at https://www.sec.gov or at the Company’s website at www.navigatorgas.com. Security holders and other interested parties will also be able to obtain, without charge, copies of the definitive proxy statement and other relevant documents by directing a request by mail or telephone to Investor Relations, 1200 Smith Street, Suite 1000, Houston, Texas, U.S.A. 77002, telephone numbers +1 713 373 6197 and +44 (0)20 7340 4850.

Participants in the Solicitation

The Company, New Parent and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from the Company’s shareholders with respect to the Merger. Information about these persons is set forth in the Company’s annual report on Form 20-F, as filed with the SEC on March 12, 2026. Investors and security holders may obtain additional information regarding the interests of such persons, which may be different from those of the Company’s shareholders generally, by reading the definitive proxy statement and other relevant documents regarding the transaction filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is not intended to, and shall not, constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.